EXHIBIT 2.5

AGREEMENT OF MEGER AND

PLAN OF MERGER AND REORGANIZATION

This Agreement of Merger and Plan of Merger and Reorganization (this “Agreement”) is made as of this 17th day of September 2010, by and between GelStat Corporation (“Gel-MN”) (a Minnesota corporation) and GelStat Corporation (“Gel-DE”) (a Delaware corporation), (together, the “Constituent Corporations”).

WHEREAS, the respective boards of directors of the Constituent Corporations deem it advisable and have recommended that Gel-MN be merged with and into Gel-DE under the laws of the state of Minnesota in the manner provided pursuant to the Minnesota statutes and the Delaware General Corporation Law (“DGCL).

NOW, THEREFORE, in consideration of the premises and of the mutual promises herein, the Constituent Corporations do hereby agree, to merge upon the terms and conditions stated below.

1. Agreement to Merger. The Constituent Corporations hereby agree that Gel-MN shall be merged with and into Gel-DE (hereinafter sometimes referred to as the “Surviving Corporation”).

2. Name of the Surviving Corporation. The name of the Surviving Corporation shall be GelStat Corporation.

3. Ownership Interests. Each ownership interest in the Gel-MN shall be converted into an ownership interest of Gel-DE, such that, immediately following the conversion, each holder of an ownership interest of Gel-MN shall own the same ownership interest in Gel-DE that such shareholder owned in Gel-MN immediately prior to the merger.

4. Certificate of Incorporation. The Certificate of Incorporation of Gel-DE shall continue to be the certificate of Gel-DE.

5. Filing of Articles of Merger. If (a) this Agreement is adopted by the shareholders of Gel-DE, and (b) this Agreement is not thereafter, and has not theretofore been, terminated or abandoned as permitted by the provisions hereof, then duly authorized officers of the respective parties shall make and execute Articles of Merger and a Certificate of Merger and shall cause such documents to be filed with the State of Minnesota and the State of Delaware, respectively, in accordance with the laws of the States of Minnesota and Delaware. The Merger shall become effective on the date on which the Merger becomes effective under the laws of Minnesota or the date on which the Merger becomes effective under the laws of Delaware, whichever occurs later, which date is herein referred to as the “Effective Date.”

6. Certain Effects of Merger. On the Effective Date, the separate existence of Gel-MN shall cease, and Gel-MN shall be merged into Gel-DE which, as the Surviving Corporation, shall possess all the rights, privileges, powers, and franchises, of a public as well as of a private nature, and be subject to all the restrictions, disabilities, duties and liabilities of Gel-MN; and all and singular, the rights, privileges, powers, and franchises of Gel-MN, and all property, real, personal, and mixed, and all debts due to Gel-MN on whatever account, as well as stock subscriptions, liens and all other things in action or belonging to Gel-MN, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers, and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of Gel-MN, and the title to any real estate vested by deed or otherwise, under the laws of Minnesota or any other jurisdiction, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of Gel-MN shall be preserved, unimpaired, and all debts, liabilities, and duties of Gel-MN shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities, and duties had been incurred or contracted by it. At any time, or from time to time, after the Effective Date, the last acting officers of Gel-MN or the corresponding officers of the Surviving Corporation, may, in the name of Gel-MN execute and deliver all such proper deeds, assignments, and other instruments and take or cause to be taken all such further or other action as the Surviving Corporation may deem necessary or desirable in order to vest, perfect, or confirm in the Surviving Corporation title to and possession of all Gel-MN’s property, rights, privileges, powers, franchises, immunities, and interests and otherwise to carry out the purposes of this Agreement.

7. Bylaws. The Bylaws of Gel-DE, as in effect immediately before the Effective Date, shall from and after the Effective Date be, and continue to be, the Bylaws of the Surviving Corporation until amended as provided therein.

8. No Appraisal or Dissenters Rights. In accordance with the provisions of Section 262 of the Delaware General Corporation Law and Section 302A.471 of the Minnesota Statutes, no holder of shares of Gel-DE or Gel-MN Stock shall have any appraisal or dissenters rights as a result of the execution and delivery of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date first above written.

GELSTAT CORPORATION, a Delaware corporation

By:	/s/ Gerald Kieft
Gerald Kieft, Chief Executive Officer

GELSTAT CORPORATION, a Minnesota corporation

By:	/s/ Gerald Kieft
Gerald Kieft, Chief Executive Officer